Linktone Reports Unaudited First Quarter 2008 Results
Revenues Increase 28% Sequentially

BEIJING, China, May 23, 2008 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China, today announced its unaudited financial results for the first quarter ended March 31, 2008.

Results for the First Quarter

•	The Company recorded revenues of $20.5 million, compared with $16.0 million in the fourth quarter of 2007 and $14.2 million in the first quarter of 2007.

•	GAAP net loss of $4.2 million, compared with net loss of $7.0 million in the fourth quarter of 2007 and net loss of $3.4 million in the first quarter of 2007.

•	GAAP net loss per fully diluted American Depositary Share (ADS) of $0.18, compared with net loss per fully diluted ADS of $0.29 for the fourth quarter of 2007 and net loss of $0.14 for the first quarter of 2007.

•	Non-GAAP net loss of $4.0 million, compared with non-GAAP net loss of $1.6 million in the fourth quarter of 2007 and non-GAAP net loss of $3.0 million in the first quarter of 2007.

•	Non-GAAP net loss per fully diluted ADS of $0.17, compared with non-GAAP net loss of $0.07 in the fourth quarter of 2007 and non-GAAP net loss of $0.13 in the first quarter of 2007.

•	The Company recorded advertising service revenues of $4.0 million, compared with $1.3 million in the fourth quarter of 2007 and $0.6 million in the fourth quarter of 2007.

Commenting on the results, Chief Executive officer Michael Li said, “We are pleased to see increased revenues from both wireless value-added services and advertising services. The substantial increase in advertising services revenue in the first quarter was driven mainly by the exclusive, long-term advertising partnership with Tianjin Satellite Television (“TJSTV”). As we develop this partnership and integrate it into Linktone’s business, this will help us strategically and cost effectively pursue numerous advertising and cross-selling opportunities. We anticipate that continued growth from our media platform will improve our financial performance over time.

Mr. Li added, “We have successfully completed MNC’s strategic investment in early April of this year. We are confident that MNC will bring the value and in-depth experience needed to assist Linktone in achieving its success in growing its media platform. Additionally, the cash we received from the transaction better positions us to continue our efforts to execute and implement on our cross media strategy. We believe this synergic partnership will significantly expand our presence in the media space in China. We believe all of these initiatives will strengthen our value to shareholders.”

First Quarter Revenue Mix

Linktone’s first quarter revenue mix includes data-related services (SMS, MMS, WAP, and Java), audio-related services (IVR and CBRT), advertising service and others (casual game and enterprise services).

Data-related services revenue was $7.3 million, representing 36% of total revenues, compared with $5.9 million or 37% for the fourth quarter of 2007. The sequential increase in Linktone’s data-related services revenue was primarily attributable to an increase in short messaging and multimedia messaging services volume during the first quarter which included school holidays and the Spring Festival.

Data-related service breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 26% of total gross revenues, compared with 28% for the fourth quarter of 2007. SMS revenue was $5.4 million for the first quarter of 2008, compared with $4.5 million for the fourth quarter of 2007.

•	Multimedia Messaging Services (MMS) revenue represented 6% of total gross revenues, compared with 4% for the fourth quarter of 2007. MMS revenue was $1.2 million for the first quarter of 2008, compared with $0.6 million for the fourth quarter of 2007.

•	Wireless Application Protocol (WAP) revenue represented 2% of total gross revenues, compared with 2% for the fourth quarter of 2007. WAP revenue was $0.4 million for the first quarter of 2008, compared with $0.3 million for the fourth quarter of 2007.

•	Java gaming (Java) revenue represented 2% of total gross revenues, compared with 3% for the fourth quarter of 2007. Java revenue was $0.3 million for the first quarter of 2008, compared with $0.5 million for the fourth quarter of 2007.

Audio-related services accounted for 40%, or $8.3 million of total revenues, compared with 52% or $8.3 million for the fourth quarter of 2007. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) revenue decreased to 30% of total gross revenues, compared with 41% for the fourth quarter of 2007. IVR revenue was $6.2 million for the first quarter of 2008, compared with $6.6 million for the fourth quarter of 2007.

•	Color Ring-Back Tones (CRBT) revenue decreased to 10% of total gross revenues, compared with 11% for the fourth quarter of 2007. CRBT revenue was $2.1 million for the first quarter of 2008, compared with $1.7 million for the fourth quarter of 2007.

Advertising service revenue accounted for 20% or $4.0 million of total revenues in the first quarter of 2008, compared with 8%, or $1.3 million for the fourth quarter of 2007. The increase in advertising service revenue was primarily from the agreement to serve as the exclusive agent for the sale of advertising in specific time slots on TJSTV effective from January 2008.

Margins, Expenses and Balance Sheet

Linktone’s key operating benchmarks and balance sheet items for the first quarter of 2008 include the following:

•	Gross margin was 17% of net revenues, or gross revenues minus business tax, compared with 37% for the fourth quarter of 2007 and 44% for the first quarter of 2007. The sequential decrease in gross margin was due to costs in connection with establishing and operating the exclusive advertising agent relationship with TJSTV which more than offset the increased advertising revenues from this partnership during this initial phase of deployment.

•	Operating loss was 20% of net revenues, compared with operating loss of 46% for the fourth quarter of 2007 and operating margin of 30% in the first quarter of 2007. The sequential decrease in operating loss was due to the provisions for asset impairment of $5.1 million in fourth quarter of 2007 which did not recur in the first quarter of 2008. This sequential decrease was offset by the increased operating losses contributed by the TJSTV project.

•	Operating expenses totaled $7.3 million, compared with $12.9 million in the fourth quarter of 2007 and $10.1 million for the first quarter of 2007. The sequential decrease was primarily due to the inclusion of impairment provisions totaling $5.1 million in the fourth quarter.

•	Selling and marketing expenses were $3.8 million, compared with $3.7 million for the fourth quarter of 2007 and $5.6 million for the first quarter of 2007. These expenses remained almost unchanged as the Company increased its focus on its cooperation projects with partners such as TJSTV and others under revenue share arrangements in the first quarter, with the expenses related to such partnerships included in cost of sales.

•	Product development expenses were $0.8 million, compared with $1.1 million for the fourth quarter of 2007 and $1.5 million for the first quarter of 2007. The sequential decrease was mainly due to cost savings arising from lower headcount following the streamlining of the Company’s technology team to one location in Beijing which was completed in early February 2008.

•	Other general and administrative expenses were $2.7 million, compared with $2.9 million for the fourth quarter of 2007 and $2.9 million for the first quarter of 2007. The sequential decrease was primarily due to lower staff costs.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $39.7 million, compared with $41.6 million for the fourth quarter of 2007. Net cash outflow from operations totaled $1.9 million. The decrease in cash and cash equivalents as well as short-term investments was due to payments related to the TJSTV project and certain professional fees paid in connection with the transaction with PT Media Nusantara Citra (“MNC”).

•	Days sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 58 days as of the end of the first quarter of 2008, compared with 77 days at December 31, 2007. The sequential decrease in DSOs was due to relatively shorter collection period from Linktone’s advertising clients.

Recent Business Highlights

● Successful Completion of MNC Strategic Investment in April 2008. Following the successful acquisition of 6,000,000 ADSs (treating each tendered ordinary share as one-tenth of an ADS for such purposes) in the tender offer process, MNC subscribed for 180,000,000 newly-issued ordinary shares of Linktone at a purchase price of $0.38 per ordinary share. After giving effect to the subscription and the acquisition of ADSs and ordinary shares in the tender offer, MNC holds approximately 57.1% of Linktone’s total outstanding ordinary shares. The completion of the MNC investment increased Linktone’s cash balance by $68.4 million.

● Appointment of Chief Financial Officer and Chief Operating Officer Linktone has appointed Jimmy Lai as its Chief Financial Officer and Anthony Chia as its Chief Operating Officer.

Second Quarter 2008 Outlook

For the second quarter ending June 30, 2008, Linktone expects gross revenue to be approximately $16.5 to $18 million with WVAS, game revenues to be between $12.5 and $13 million, and advertising revenues to be between $4.0 and $5.0 million.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net loss and net loss per fully-diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net loss and net loss per fully diluted ADS, excluding the effect of non-cash share-based compensation expense and provisions for impairment, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

Today’s Conference Call

As previously announced, Linktone management plans to host a conference call to discuss its first quarter 2008 financial results at 8:00 p.m. Eastern Time on May 22, 2008 (5:00 p.m. Pacific Time on May 22, 2008 and 8:00 a.m. Beijing/Hong Kong Time on May 23, 2008). The dial-in number for the call is 800-240-2134 for U.S. callers and 303-262-2054 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Jimmy Lai will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through June 5, 2008. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11114363#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: changes in the policies of the PRC Ministry of Information Industry and/or the mobile operators in China or in the manner in which the operators interpret and enforce such policies; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of wireless value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships including its cooperation with Hainan Satellite, Shandong Satellite, TJSTV or the Chinese Youth League Internet, Film and Television Center; the ability of the Company to effectively implement its cross-media strategy in China or become an established player in other markets, including the ability of the Company to effectively pursue advertising and cross-selling opportunities with MNC with which the Company has no experience; the risk that current or future appointees to Linktone’s management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi Linktone Ltd. Tel: 86-10-51088686 ext 5001 Email: serena.shi@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	March 31,
	2007	2008
¡¡	(unaudited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	39,325,584	38,023,800

Restricted cash	320,938	191,847

Short-term investments	2,315,334	1,678,921

Accounts receivable, net	10,164,756	10,766,091

Tax refund receivable	710,683	1,463,390

Deposits and other receivables	12,772,061	15,505,297

Deferred tax assets	1,161,652	1,453,969

Total current assets	66,771,008	69,083,315

¡¡	¡¡	¡¡

Long-term investment	—	—

Property and equipment, net	2,258,814	2,030,062

Intangible assets	1,691,554	1,424,015

Goodwill	14,611,620	14,611,620

Deferred tax assets	608,676	399,202

Other long-term assets	4,403,266	4,388,598

¡¡	¡¡	¡¡

Total assets	90,344,938	91,936,812

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	2,774,827	4,336,579

Accrued liabilities and other payables	9,856,704	12,053,961

Deferred income	274,640	675,669

Deferred tax liabilities	644,958	492,757

Total current liabilities	13,551,129	17,558,966

¡¡	¡¡	¡¡

Long-term liabilities	¡¡	¡¡

Other long term liabilities	—	—

¡¡	¡¡	¡¡

Total liabilities	13,551,129	17,558,966

¡¡	¡¡	¡¡

Minority interests	108,066	108,066

¡¡	¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 240,291,330 and 240,291,330 shares issued and outstanding as of December 31, 2007 and March 31, 2008)	24,029	24,029

Additional paid-in capital	72,202,172	72,415,505

Treasury stock	—	—

Statutory reserves	2,360,408	2,360,408

Accumulated other comprehensive income:	¡¡	¡¡

Unrealized gain on investment in marketable securities	—	—

Cumulative translation adjustments	4,717,115	6,295,074

Accumulated losses	(2,617,981)	(6,825,236)

Total shareholders’ equity	76,685,743	74,269,780

¡¡	¡¡	¡¡

Total liabilities and shareholders’ equity	90,344,938	91,936,812

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended
¡¡	March 31,	December 31,	March 31,
	2007	2007	2008
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	14,193,015	15,963,724	20,521,742

- WVAS and others	13,589,586	14,696,263	16,532,115

- Advertising	603,429	1,267,461	3,989,627

Sales tax	(564,138)	(572,962)	(660,198)

- WVAS and others	(501,868)	(452,682)	(605,657)

- Advertising	(62,270)	(120,280)	(54,541)

Net revenues	13,628,877	15,390,762	19,861,544

- WVAS and others	13,087,718	14,243,581	15,926,458

- Advertising	541,159	1,147,181	3,935,086

Cost of services	(7,582,088)	(9,625,857)	(16,486,395)

- WVAS and others	(5,672,020)	(7,017,216)	(8,156,721)

- Advertising	(1,910,068)	(2,608,641)	(8,329,674)

Gross profit	6,046,789	5,764,905	3,375,149

- WVAS and others	7,415,698	7,226,365	7,769,737

- Advertising	(1,368,909)	(1,461,460)	(4,394,588)

Operating expenses:	¡¡	¡¡	¡¡

Product development	(1,507,817)	(1,093,700)	(782,226)

Selling and marketing	(5,623,855)	(3,711,602)	(3,856,649)

— WVAS and others	(5,092,596)	(3,029,360)	(2,907,037)

— Advertising	(531,259)	(682,242)	(949,612)

Other general and administrative	(2,945,717)	(2,926,297)	(2,708,253)

Provisions for impairment	—	(5,142,396)	—

Total operating expenses	(10,077,389)	(12,873,995)	(7,347,128)

Loss from operations	(4,030,600)	(7,109,090)	(3,971,979)

Interest income	239,830	274,784	84,981

Other income	94,300	29,480	61,857

Loss before tax	(3,696,470)	(6,804,826)	(3,825,141)

Income tax benefit/(expense)	317,966	(232,041)	(382,114)

Minority interest	-¡¡	-¡¡	-¡¡

Net loss	(3,378,504)	(7,036,867)	(4,207,255)

Other comprehensive income:	371,764	903,506	1,577,959

Comprehensive loss	(3,006,740)	(6,133,361)	(2,629,296)

¡¡	¡¡	¡¡	¡¡

Loss per ordinary share:	¡¡	¡¡	¡¡

Basic	(0.01)	(0.03)	(0.02)

Diluted	(0.01)	(0.03)	(0.02)

¡¡	¡¡	¡¡	¡¡

Loss per ordinary ADS:	¡¡	¡¡	¡¡

Basic	(0.14)	(0.29)	(0.18)

Diluted	(0.14)	(0.29)	(0.18)

¡¡	¡¡	¡¡	¡¡

Weighted average ordinary shares:	¡¡	¡¡	¡¡

Basic	239,215,930	240,192,141	240,291,330

Diluted	239,215,930	240,192,141	240,291,330

¡¡	¡¡	¡¡	¡¡

Weighted average ADSs:	¡¡	¡¡	¡¡

Basic	23,921,593	24,019,214	24,029,133

Diluted	23,921,593	24,019,214	24,029,133

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended
—
¡¡	March 31,	December 31,	March 31,

	2007	2007	2008

	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡

Net loss	(3,378,504)	(7,036,867)	(4,207,255)

Stock based compensation expense	343,613	320,946	213,333

Provisions for impairment	¡¡	¡¡	¡¡

- investment deposit	—	2,470,382	—

- goodwill	—	2,000,000	—

- loan receivable	—	672,014	—

Non-GAAP net loss	(3,034,891)	(1,573,525)	(3,993,922)

¡¡	¡¡	¡¡	¡¡

Non-GAAP diluted loss per share	(0.01)	(0.01)	(0.02)

Non-GAAP diluted loss per ADS	(0.13)	(0.07)	(0.17)

Number of shares used in diluted per-share calculation	239,215,930	240,192,141	240,291,330

Number of ADSs used in diluted per-share calculation	23,921,593	24,019,214	24,029,133